XCel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018
(347) 727-2474

December 1, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Matthew Crispino Staff Attorney

Re:	XCel Brands, Inc. Form 8-K for the Report Date of September 29, 2011 Filed October 5, 2011 File No. 001-10593

Dear Mr. Crispino:

On behalf of XCel Brands, Inc. (the “Company”), set forth below is a response to the verbal comment from Edwin Kim of the Staff regarding the Company’s Form 8-K for the current report for the event date of September 29, 2011 (the “Form 8-K”).

Mr. Kim left a voice message for counsel to the Company asking if the Company has considered whether it needs to file a Form 8-K reporting an Item 4.02 event and if not, to provide a response to the Staff why the Company does not believe such a Form 8-K is required.

Item 4.02 of Form 8-K requires disclosure:

(a)           If the registrant’s board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-X (17 CFR 210) should not longer be relied upon because of an error in such financial statements as addressed in FASB ASC Topic 250, Accounting Changes and Error Corrections, as may be modified, supplemented or succeeded; or

(b)           If the registrant is advised by, or receives notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements.

Securities and Exchange Commission
December 1, 2011

The Company advises the Staff that it has considered whether it is required to file a Form 8-K under Item 4.02 reporting a non-reliance on previously issued financial statements or a related audit report or completed interim review.  Although the Company has determined that it is appropriate to replace the “abbreviated carve-out” financial statements for the Isaac Mizrahi Business with full carve-out financial statements, the Company has determined that it is not required to file a Form 8-K and an Item 4.02 because such change does not constitute an error in such financial statements, a change in accounting principle, a change in an estimate or a change in the reporting entity as addressed in FASB ASC Topic 250.  The Company has also considered and determined that no significant changes or errors in the previously filed financial statements occurred as a result of the expansion of the Isaac Mizrahi Business financial statements. The lack of supplemental disclosure that would be provided in the full financial statements is not misleading to users that are relying on the abbreviated carve-out financial statements.

Additionally, the Company’s registered independent public accountants have not advised the Company that they intend to advise the Company that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Brad L. Shiffman, Esq. of Blank Rome LLP at (212) 885-5442.

Very truly yours,

XCEL BRANDS, INC.

/s/ James F. Haran
By:	James F. Haran
Title:	Chief Financial Officer

cc:           Brad L. Shiffman, Esq.